Exhibit 2

EXCHANGE AGREEMENT

PLAN OF EXCHANGE BETWEEN

Convention All Holdings Incorporated

AND

Convention All Services, Inc.

THIS PLAN OF EXCHANGE ("plan") dated as of August 7, 2006, adopted and made by and between Convention All Holdings Incorporated, a Delaware corporation having its registered office at 37046 Teal Ct., Selbyville, DE 19975 ("acquiring corporation"), and Convention All Services, Inc., an Illinois corporation having its registered office at 205 Fairbanks Street, Addison, IL 60101 ("acquired corporation").

WITNESSETH:

WHEREAS, acquiring corporation is a corporation organized and existing under the laws of the state of Delaware, the authorized capital stock of which consists of 1,000,000,000 shares of common stock ("acquiring corporation common stock"), and 20,000,000 shares of preferred stock (“acquiring corporation preferred stock”) of which at the date hereof 15,457,600 shares of common stock are issued and outstanding; and

WHEREAS, acquired corporation is a corporation organized and existing under the laws of the state of Illinois, the authorized capital stock of which consists of 1,000 shares of common stock ("acquired corporation common stock"), of which at the date hereof 150 shares are issued and outstanding; and

WHEREAS, the respective boards of directors of acquiring corporation and acquired corporation deem the acquisition of acquired corporation common stock by acquiring corporation, under and pursuant to the terms and conditions herein set forth, desirable and in the best interests of the respective corporations and their respective shareholders, and the respective boards of directors of acquiring corporation and acquired corporation have adopted resolutions approving this plan and directed that this plan be submitted to the respective shareholders of the companies;

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

ARTICLE I.

Exchange

Subject to the terms and conditions of this plan, on the effective date (as defined in article III), acquiring corporation shall acquire all of the shares of acquired corporation common stock pursuant to the provisions of, and with the effect provided in, Delaware General Corporation Law (said transaction being hereinafter referred to as the "exchange").

ARTICLE II.

Exchange of Shares: Fractional Share Interests

(A) On the effective date, each share of acquired corporation common stock outstanding immediately prior to the effective date shall be exchanged for 103,050.66 shares of acquiring corporation common stock.

(B) On the effective date, all shares of acquired corporation common stock held in the treasury of acquired corporation other than in a fiduciary capacity shall be cancelled and no cash, stock, or other property shall be delivered in exchange therefore.

(C) On and after the effective date, each holder of a certificate or certificates theretofore representing outstanding shares of acquired corporation common stock (any such certificate being hereinafter referred to as a "certificate") may surrender same to acquiring corporation or its agent for cancellation and each such holder shall be entitled upon such surrender to receive in exchange therefore certificate(s) representing the number of shares of acquiring corporation common stock to which such holder is entitled as provided above and a check in an amount equal to the amount of cash, without interest, to which such holder is entitled. Until so surrendered, each certificate shall be deemed for all purposes to evidence ownership of the number of shares of acquiring corporation common stock into which the shares represented by such certificates have been exchanged as aforesaid.

(D) Notwithstanding any other provision hereof, each holder of shares of acquired corporation common stock who would otherwise have been entitled to receive a fraction of a share of acquiring corporation common stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash in an amount equal to such fractional part of a share of acquiring corporation common stock multiplied by the fair market value of such common stock. The fair market value of one share of acquiring corporation common stock on the effective date shall be determined in good faith by the directors of the issuing corporation. No such holder shall be entitled to dividends, voting rights, or any other shareholder right in respect of any fractional shares.

(E) Upon the effective date, the stock transfer books of acquired corporation shall be closed and no transfer of acquired corporation common stock shall thereafter be made or recognized.

(F) No exchange under paragraph (A) of this article II shall be made in respect of any share of acquired corporation common stock as to which an acquired corporation shareholder has elected to exercise dissenters' rights until such time as such shareholder shall have effectively lost his or her dissenters' rights.

ARTICLE III.

Effective Date of the Exchange

Articles of exchange evidencing the transactions contemplated herein shall be delivered to the Delaware Secretary of State for filing. The exchange shall be effective at the time and on the date on which the Articles of Exchange are filed with the Delaware Secretary of State. (such date and time being herein referred to as the "effective date").

ARTICLE IV.

Further Assurances

If at any time the acquiring corporation shall consider or be advised that any further assignments, conveyances, or assurances are necessary or desirable to vest, perfect, or confirm in the acquiring corporation title to any property or rights of acquired corporation, or otherwise carry out the provisions hereto, the proper officers and directors of acquired corporation as of the effective date, and thereafter the officers of the acquiring corporation acting on behalf of acquired corporation, shall execute and deliver any and all proper assignments, conveyances, and assurances, and do all things necessary or desirable to vest, perfect, or confirm title to such property or rights in acquiring corporation and otherwise carry out the provisions hereof.

ARTICLE V.

Miscellaneous

(A) This plan may be amended or supplemented at any time by mutual agreement of acquired corporation and acquiring corporation. Any such amendment or supplement must be in writing and approved by their respective boards of directors.

(B) The headings of several articles herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this plan.

(C) For the convenience of the parties hereto and to facilitate the filing and recording of this plan, it may be executed in several counterparts, each of which shall be deemed the original, but all of which together shall constitute one and the same instrument.

(D) This plan shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and entirely to be performed in such jurisdiction.

IN WITNESS WHEREOF, the parties hereto have caused this plan to be executed in counterparts by their duly authorized officers all as of the day and year first above written.

Convention All Holdings Incorporated	Convention All Services, Inc.

/s/ Frank Cassell	/s/ Thomas Cassell
Frank Cassell, Chief Executive Officer	Thomas Cassell, President